

Mail Stop 7010

August 30, 2007

Mr. Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South
Suite 275
Edina, MN  55435

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Qs for the periods ended March 31, 2007 and June 30, 2007**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have reviewed your response and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Note 12. Stock-Based Compensation, page F-20

2. We note your response to prior comment 1. We continue having difficulty understanding how you determined it was appropriate to use an aggregate discount of 25%, which your latest response indicates is all due to the lack of liquidity. You state that you performed extensive market-oriented due diligence of the appropriate discount based on discussions with your private equity owners and investment banking firms as well as academic oriented research publicly available. Please provide us further information regarding the academic research you relied upon, including a summary of the research. You state that this source did not take into account your unique attributes and thus only provided a reality check. Please provide us with an explanation of the unique attributes you refer to in your response and how these attributes factored into your determination that the discount rates you used were appropriate based on this research.

3. For each option issuance since January 1, 2006, please tell us the date of the issuance, the number of options granted, the exercise price, and the fair value.

4. Please provide us with an analysis of all equity issuances since January 1, 2006. For each transaction,
   - identify the parties, including any related parties;
   - the number of equity instruments issued and nature of any consideration; and
   - the fair value and your basis for determining the fair value. Please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

5. Please further advise how your common stock value significantly increased in the following periods. Please provide a reconciliation between the common stock values listed below. The reconciliation should show the estimated impact of each significant factor contributing to the difference in values. For example, the reconciliation should show how much of the increase in value you estimate is

related to actual results exceeding forecasts or new customer contracts.  Please address the following increases:

- The fair value per share increased 46% from $1.41 in the first quarter of 2006 to $2.06 in the fourth quarter of 2006;  and
- The fair value per share increased 61% from $2.06 in the fourth quarter of 2006 to $2.58, which represents the price you were sold for, in May 2007.

6.  In connection with the Transaction in 2007, you recorded stock-based compensation expense of approximately $6.7 million due to the accelerated vesting of all outstanding predecessor stock options.  Please provide us with further details regarding how this amount was determined, including a breakdown of this amount by each option issuance date.  For each option issuance, provide us with a summary of the computation you used to arrive at the amount included in the total expense of $6.7 million.

### FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Financial Statements

Note 5 – The Transaction, page 7

7.  You state that you engaged independent valuation firms in connection with the preliminary purchase price allocation.  Please identify each of the independent valuation firms, or revise your disclosure to eliminate the reference to the independent valuations.

8.  Please disclose the amount of goodwill by reportable segment pursuant to paragraph 52(c)(2) of SFAS 141.

9.  Please provide the disclosures called for by Question 3 of SAB Topic 5:J regarding funds borrowed to complete the transaction.

10. On page 5 you state that UHS Holdco, Inc. acquired you for approximately $712.0 million in cash less debt, tender premium and accrued interest and capitalized leases.  On page 9, you show the total sources and uses of funds in connection with the Transaction and the partial redemption of the 10.125% Senior Notes to be $742.9 million.  On page 10, you show the total consideration of the Transaction to be $344.1 million.  Please revise your disclosure to clearly describe each of these amounts and the differences between each of these amounts.  Please help us understand why the total consideration amount disclosed on page 10 does not include the debt amounts incurred in connection with the transaction.  Refer to paragraph 20 of SFAS 141.

Note 8 – Related Party Transaction, page 13

11. Please help us understand why you believe it is appropriate to include $3.5 million of your $10 million transaction fee in deferred financing costs, while you expensed the remaining portion. Tell us how you determined the amounts to be capitalized versus expensed, and the accounting literature you referenced to support your conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

12. Please do not present or discuss the combined results of the predecessor and successor. Please discuss the separate historical results of the predecessors and the successor. Please revise your MD&A accordingly.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief